UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ___________ to _______________

Commission file number 33-87596

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Columbia Bancorp 401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Bancorp
7168 Columbia Gateway Drive
Columbia, MD 21046

REQUIRED INFORMATION

Item 1. Not required.

Item 2. Not required.

Item 3. Not required.

Item 4. Attached hereto are the following exhibits:

Exhibit A: Columbia Bancorp 401(k) Plan and Trust Form 5500 for the plan year ending December 31, 2004.
Exhibit B: Columbia Bancorp 401(k) Plan and Trust audited financial statements for the years ended December 31, 2004 and 2003.
Exhibit C: Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Date: 6/29/05

John A. Scaldara, Jr.
President and Chief Operating Officer,
Plan Trustee

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2004

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2004 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☒ a single-employer plan (other than a multiple-employer plan); (3) ☐ a multiple-employer plan; or (4) ☐ a DFE (specify) ______

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
COLUMBIA BANCORP 401(K) PLAN & TRUST

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
01/01/1989

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
COLUMBIA BANCORP

7168 COLUMBIA GATEWAY DRIVE

COLUMBIA MD 21046-0000

2b Employer Identification Number (EIN)
52-1645572

2c Sponsor's telephone number
410-465-4800

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 6/29/05 JOHN A. Scaldara Jr.
Signature of plan administrator — Date — Type or print name of individual signing as plan administrator

SIGN HERE [signature] 6/29/05 John A. Scaldara Jr.
Signature of employer/plan sponsor/DFE — Date — Type or print name of individual signing as employer, plan sponsor or DFE

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	3b Administrator's EIN
	3c Administrator's telephone number
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	b EIN
a Sponsor's name	c PN
5 Preparer Information (optional) a Name (including firm name, if applicable) and address	b EIN
	c Telephone number

6 Total number of participants at the beginning of the plan year	6	435
7 Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a Active participants	7a	433
b Retired or separated participants receiving benefits	7b	0
c Other retired or separated participants entitled to future benefits	7c	147
d Subtotal. Add lines 7a, 7b, and 7c	7d	580
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f Total. Add lines 7d and 7e	7f	580
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	406
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	40
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	20

8 Benefits provided under the plan (complete 8a and 8b as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)	9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts	(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- (1) [X] **R** (Retirement Plan Information)
- (2) [ ] ____ **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ 2003
- (3) [ ] **B** (Actuarial Information)
- (4) [ ] **E** (ESOP Annual Information)
- (5) [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- (1) [X] **H** (Financial Information)
- (2) [ ] **I** (Financial Information – Small Plan)
- (3) [ ] ____ **A** (Insurance Information)
- (4) [ ] **C** (Service Provider Information)
- (5) [ ] **D** (DFE/Participating Plan Information)
- (6) [ ] **G** (Financial Transaction Schedules)
- (7) [X] 1 **P** (Trust Fiduciary Information)

SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

Official Use Only
OMB No. 1210-0110
2004
This Form is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan
COLUMBIA BANCORP 401(K) PLAN & TRUST

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
COLUMBIA BANCORP

D Employer Identification Number 52-1645572

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)		12758
(2) Participant contributions	b(2)		28808
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	768621	972543
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	174675	123997
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	5247362	7150010
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		

Official Use Only

			(a) Beginning of Year	(b) End of Year
1d	Employer-related investments:			
	(1) Employer securities	d(1)	5719043	5703708
	(2) Employer real property	d(2)		
e	Buildings and other property used in plan operation	e		
f	Total assets (add all amounts in lines 1a through 1e)	f	11909701	13991824
	Liabilities			
g	Benefit claims payable	g		
h	Operating payables	h		
i	Acquisition indebtedness	i		
j	Other liabilities	j		
k	Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
	Net Assets			
l	Net assets (subtract line 1k from line 1f)	l	11909701	13991824

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	517364	
(B) Participants	a(1)(B)	1141378	
(C) Others (including rollovers)	a(1)(C)	109237	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		1767979
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	b(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	6853	
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		6853
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)		
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		0
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)		
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		0

Official Use Only

			(a) Amount	(b) Total
2b	(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
	(B) Other	b(5)(B)		
	(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		0
	(6) Net investment gain (loss) from common/collective trusts	b(6)		
	(7) Net investment gain (loss) from pooled separate accounts	b(7)		
	(8) Net investment gain (loss) from master trust investment accounts	b(8)		
	(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
	(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		1104326
c	Other income	c		
d	Total income. Add all **income** amounts in column (b) and enter total	d		2879158
	Expenses			
e	Benefit payment and payments to provide benefits:			
	(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	794045	
	(2) To insurance carriers for the provision of benefits	e(2)		
	(3) Other	e(3)		
	(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		794045
f	Corrective distributions (see instructions)	f		
g	Certain deemed distributions of participant loans (see instructions)	g		
h	Interest expense	h		
i	Administrative expenses: (1) Professional fees	i(1)		
	(2) Contract administrator fees	i(2)	2990	
	(3) Investment advisory and management fees	i(3)		
	(4) Other	i(4)		
	(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		2990
j	Total expenses. Add all **expense** amounts in column (b) and enter total	j		797035
	Net Income and Reconciliation			
k	Net income (loss) (subtract line 2j from line 2d)	k		2082123
l	Transfers of assets			
	(1) To this plan	l(1)		
	(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):
(1) [X] Unqualified (2) [ ] Qualified (3) [ ] Disclaimer (4) [ ] Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? [ ] Yes [X] No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 13-5565207
KPMG

d The opinion of an independent qualified public accountant is **not attached** because:
(1) [ ] this form is filed for a CCT, PSA or MTIA. (2) [ ] It will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		2500000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

Attachment to Schedule H of Form 5500 for the plan year beginning January 1, 2004, and ending December 31, 2004
Columbia Bancorp, EIN-52-1645572
Columbia Bancorp 401(k) Plan & Trust, Plan #001

Part IV - Line 4i - Schedule of Assets Held for Investment Purposes

Issue	Description	Cost	Current Value
AIM S & P 500 Index	Mutual Fund	Not Determinable	504,302
American Am Balanced A	"	"	968,952
American Bond Fund of America A	"	"	409,953
American Europacific A	"	"	284,342
American Fundamental Investors A	"	"	848,263
American Growth A	"	"	1,943,946
American New Economy A	"	"	535,324
American US Government Securities A	"	"	71,014
Columbia Acorn	"	"	210,566
Columbia Bancorp Stock Fund	Stock Fund	"	5,617,725
Goldman Sachs Growth Opportunity Fund	Mutual Fund	"	116,031
Goldman Sachs Small Cap Value Fund	"	"	30,201
Hancock Classic Value A	"	"	132,391
Scudder Technology Fund	"	"	314,435
Van Kampen Aggressive Growth Fund	"	"	320,106
Van Kampen Emerging Growth Fund A	"	"	460,164
American Cash Mgmt Trust A	Money Market Fund	972,543	972,543
Goldman Sachs Trust Financial Square Prime Obligations Fund	"	85,983	85,983
Participant Loans	Variable Interest Rate	123,997	123,997
Totals			**13,950,258**

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2004

This Form is Open to Public Inspection.

For trust calendar year 2004 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

JOHN A SCALDARA JR, JOHN M BOND JR

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

7168 COLUMBIA GATEWAY DRIVE

c City or town, state, and ZIP code

COLUMBIA MD 21046-0000

2a Name of trust
COLUMBIA BANCORP 401(K) PLAN & TRUST

b Trust's employer identification number 58-1428634

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 52-1645572

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE **Signature of fiduciary** ▶ ______________________ **Date** ▶ ______________________

Official Use Only

SCHEDULE R (Form 5500)
Department of the Treasury Internal Revenue Service
Department of Labor Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

► **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2004

This Form Is Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan COLUMBIA BANCORP 401(K) PLAN & TRUST	B Three-digit plan number ► 001
C Plan sponsor's name as shown on line 2a of Form 5500 COLUMBIA BANCORP	D **Employer Identification Number** 52-1645572

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 58-1428634 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 *Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year* **3**

Part II Funding Information *(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)*

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver. .... ► Month ______ Day ______ Year ______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year .... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) .... ☐ Yes ☐ No

SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ File as an attachment to Form 5500 unless box 1 is checked.

Official Use Only

OMB No. 1210-0110

2004

This Form Is NOT Open to Public Inspection.

For calendar year 2004 or fiscal plan year beginning , and ending ,

A Name of plan COLUMBIA BANCORP 401(K) PLAN & TRUST	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 COLUMBIA BANCORP	**D** Employer Identification Number 52-1645572

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶

Phone number of plan administrator ▶ 410-465-4800 Date ▶

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	220453853	JANET		AGOMUOH	A	A	
A	217028453	RICCI		ALLEYNE	A	A	
A	241173959	PATRICIA		ALMASY	A	A	
A	220924224	MICHAEL		CUMBERLEDGE	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit – Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			28627.19		
A			415.92		
A			18286.92		
A			3963.65		

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	425175803	SHIRLEY		FAX	A	A	
A	219356508	BETHANY		KOSH	A	A	
A	439410476	KEIDRA		LAZARD	A	A	
A	217368615	JAMES		LYON	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			4323.35		
A			7734.33		
A			59.83		
A			46157.57		

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	213478312	QANTA		MALIK	A	A	
A	213664865	REGINA		MEIER	A	A	
A	213961787	MICHELLE	L	MONTE-GRIFFO	A	A	
A	214577910	KAMAKSHI		NIMMAGADDA	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit – Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			4442.76		
A			1701.80		
A			172.77		
A			4811.34		

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	212477554	SUN		YOUNG OH	A	A	
A	204648914	ERIN		PERRONE	A	A	
A	217271522	CAROLYN		ROBINSON	A	A	
A	214114605	SARAH		SCOTT	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			270.20		
A			1803.57		
A			934.54		
A			1955.07		

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	217921368	WADE		SIMMS	A	A	
A	283642589	LISA		STOCK	A	A	
A	219061346	BIBI		SWEET	A	A	
A	213119350	DANATTA		WALSTON	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A			1798.00		
A			20478.27		
A			44470.60		
A			787.00		

A

SUMMARY ANNUAL REPORT

FOR COLUMBIA BANCORP 401(K) PLAN & TRUST

This is a summary of the annual report for the Columbia Bancorp 401(k) Plan & Trust, EIN 52-1645572, Plan No. 001, for the period January 1, 2004 through December 31, 2004. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $797,035. These expenses included $2,990 in administrative expenses and $794,045 in benefits paid to participants and beneficiaries. A total of 580 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $13,991,824 as of December 31, 2004, compared to $11,909,701 as of January 1, 2004. During the plan year the plan experienced an increase in its net assets of $2,082,123. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $2,879,158 including employer contributions of $517,364, employee contributions of $1,141,378, and earnings from investments of $1,111,179.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1. an accountant's report;
2. financial information; and
3. assets held for investment.

To obtain a copy of the full annual report, or any part thereof, write or call Columbia Bancorp, 7168 Columbia Gateway Drive, Columbia, MD 21046, (410) 465-4800.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Columbia Bancorp, 7168 Columbia Gateway Drive, Columbia, MD 21046) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Financial Statements

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Table of Contents

* * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

KPMG LLP
111 S. Calvert Street
Baltimore, Maryland 21202

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Columbia Bancorp 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 14, 2005

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

		2004	2003
Investments, at fair value (note 4)	$	13,950,258	11,909,701
Receivables:			
Participants' contributions		28,808	—
Employer's contributions		12,758	—
Total receivables		41,566	—
Net assets available for benefits	$	13,991,824	11,909,701

See accompanying notes to financial statements.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:		
Investment income:		
Interest and dividends	$ 107,175	54,906
Net appreciation in fair value of investments (note 4)	1,004,004	2,820,630
	1,111,179	2,875,536
Contributions:		
Participant	1,141,378	1,045,412
Employer	517,364	529,522
Rollover	109,237	89,750
	1,767,979	1,664,684
Total additions	2,879,158	4,540,220
Deductions:		
Benefits paid to participants	(794,045)	(394,887)
Administrative expenses	(2,990)	(2,278)
Total deductions	(797,035)	(397,165)
Net increase in net assets available for benefits	2,082,123	4,143,055
Net assets available for benefits:		
Beginning of year	11,909,701	7,766,646
End of year	$ 13,991,824	11,909,701

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements of the Columbia Bancorp 401(k) Plan and Trust (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

(b) *Trust Fund Management and Investments*

Columbia Bancorp (the Company) is the sponsor of the Plan. The trustees of the Plan, the Company's president and chief operating officer and chairman and chief executive officer, have authority to execute investment transactions based upon the investment elections of plan participants.

The Plan's investments are presented at fair value based on quoted market information. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which the changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) *Administrative expenses*

The Company pays all of the Plan's administrative expenses except for loan administration expenses, which are deducted directly from the individual participants' accounts.

(d) *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) *Reclassifications*

Certain amounts for 2003 have been reclassified to conform to the 2004 presentation.

(2) General Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan that was established effective January 1, 1989 to provide employees of the Company with an incentive to save for retirement and for financial emergencies. Prior to March 1, 2000, all employees of the Company with at least one year of service, as defined in the Plan, were eligible to participate in the Plan. Effective March 1, 2000, all employees are eligible to contribute to the plan; however, employees are eligible for Company matching contributions only after completing one year of service. The Plan is subject to the provisions of ERISA

Contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, subject to an annual limitation. Participants are able to defer payment of income taxes on their contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.

Matching contributions are made by the Company to each participant's account in an amount determined annually by the Company at its discretion. During 2004 and 2003, participants were permitted to contribute up to 100% of their eligible salary and the first 15% of such contributions were matched by the Company at a rate of 50%. The Company's matching contributions are invested in the various investment programs based on participants' instructions. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan.

Participants are fully vested immediately in their contributions and related earnings. Effective January 1, 2002, vesting in Company matching contributions is based upon years of vesting service as follows:

Years of service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Forfeitures of nonvested Company contributions are allocated to active participants based upon each participant's annual salary in proportion to total compensation of all active participants during the Plan year. Forfeitures totaled approximately $22,000 and $11,000 for the years ended December 31, 2004 and 2003, respectively.

Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment, or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59½. Participants may also make withdrawals of their basic contributions by reason of financial hardship under specific guidelines set forth in the Plan.

Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest and processing fees on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at a minimum of the prime rate at the time of the loan application, and must be repaid to the Plan over a period not to exceed five years.

(3) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(Continued)

(4) Investments

Investments that represent 5% or more of the Plan's net assets are as follows at December 31:

		2004	2003
Money market fund:			
American Cash Management Trust	$	972,543	768,621
Mutual funds:			
American Balanced Fund		968,952	853,950
American Fundamental Investors Fund		848,283	669,203
American Growth Fund		1,943,946	1,417,752
Columbia Bancorp Stock Fund		5,617,725	5,719,043

Net appreciation in the fair value of investments is summarized as follows for the years ended December 31:

		2004	2003
Mutual funds	$	577,651	1,035,727
Columbia Bancorp Stock Fund		426,353	1,784,903
	$	1,004,004	2,820,630

(5) Federal Income Tax Status

The Plan is a non-standardized prototype plan sponsored by DailyAccess.Com, Inc. A favorable opinion letter dated June 20, 2002 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(6) Transactions with Parties-in-Interest

During the years ended December 31, 2004 and 2003, the Plan invested in shares of Columbia Bancorp Common Stock.

The Company pays all of the Plan's administrative expenses except for loan administration expenses, which are deducted directly from the individual participants' accounts.

(Continued)

(7) Plan Amendment

On June 11, 2003, the Plan was amended and restated via adoption of the DailyAccess.Com, Inc. Defined Contribution Prototype Plan to comply with several changes in federal law (commonly known as "GUST") and the Economic Growth and Tax Relief Reconciliation Act of 2001. DailyAccess.com is the recordkeeper of the Plan.

(8) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(9) Subsequent Event

On March 7, 2005, DailyAccess.Com, Inc. amended the prototype plan to reduce the involuntary cash-out threshold from $5,000 to $1,000. In addition, rollover contributions and earnings thereon will be taken into account in determining whether the $1,000 threshold has been exceeded. The provisions of the amendment apply with respect to distributions made on or after March 28, 2005.

COLUMBIA BANCORP 401(k) PLAN AND TRUST

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Current value
	American Cash Management Trust	Money market fund	$	972,543
	Goldman Sachs Trust Financial Square Prime Obligations Fund	Money market fund		85,983
	American Balanced Fund	Mutual fund		968,952
	American U.S. Government Securities Fund	Mutual fund		71,014
	American Bond Fund of America	Mutual fund		409,953
	American EuroPacific Growth Fund	Mutual fund		284,342
	American Fundamental Investors Fund	Mutual fund		848,283
	American Growth Fund	Mutual fund		1,943,946
	Scudder Technology Fund	Mutual fund		314,435
	American New Economy Fund	Mutual fund		535,324
	Van Kampen Aggressive Growth Fund	Mutual fund		320,106
	Van Kampen Emerging Growth Fund	Mutual fund		460,164
	Columbia Acorn Fund	Mutual fund		210,566
	Goldman Sachs Growth Opportunity Fund	Mutual fund		116,031
	Goldman Sachs Small Cap Value Fund	Mutual fund		30,201
	Hancock Classic Value Fund	Mutual fund		132,391
	AIM S&P 500 Index Fund	Mutual fund		504,302
*	Columbia Bancorp Stock Fund	Stock fund		5,617,725
*	Participant Loans	5% – 10.5% interest		123,997
			$	13,950,258

* Party-in-interest

See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Columbia Bancorp:

We consent to the incorporation by reference in the registration statements (Nos. 333-10231, 333-32349, 333-32359, 333-32912, 333-102811 and 333-112803) on Forms S-8 of Columbia Bancorp of our report dated May 14, 2005, with respect to the statements of net assets available for benefits of the Columbia Bancorp 401(k) Plan and Trust as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 report on Form 11-K of the Columbia Bancorp 401(k) Plan and Trust.

KPMG LLP

Baltimore, Maryland
June 28, 2005